April 18, 2013

Larry Spirgel

Dean Suehiro

Robert Littlepage

Reid Hooper

Celeste M. Murphy

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	Ambow Education Holding Ltd.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed May 29, 2012
Comment Letter Dated February 15, 2013
File No. 001-34824

Dear Mr. Spirgel, Mr. Suehiro, Mr. Littlepage, Mr. Hooper and Ms. Murphy:

Pursuant to our telephonic discussion with the staff of the U.S. Securities and Exchange Commission (the “Staff”) on April 17, 2013, in order to prepare accurate and complete answers to the Staff’s certain verbal comments relating to Ambow Education Holding Ltd.’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission on May 29, 2012, we respectfully request an extension of the deadline to May 2, 2013 to respond to the Staff’s verbal comments along with your letter to Ms. Jin Huang, dated April 4, 2013.

Should you have any additional questions or require additional information, please do not hesitate to contact me, Ms. Jin Huang (jin.huang@ambow.com; telephone: +86.10.6206.8001; Fax: +86.10.6206.8100), or our attorneys, Ms. Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099).

Very truly yours,

/s/ Jin Huang
Name:	Jin Huang
Title:	President and Chief Executive Officer